Exhibit 99.1

Foresight: Rail Vision Signs an Agreement with Israel Railways to Purchase Ten AI-Driven Main Line Systems for $1.4M

Rail Vision’s cutting-edge, AI-based obstacle detection technology is ushering in a new era of train safety

Ness Ziona, Israel – February 7, 2023 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd. (“Rail Vision”), signed an agreement with Israel Railways Ltd., Israel’s state-owned principal railway company, to purchase 10 Rail Vision Main Line Systems and related services for $1.4 million. Rail Vision’s Main Line System is a cutting-edge, artificial intelligence (AI) based, industry-leading technology for detection and identification of objects and obstacles near, between, or on the railway. Foresight owns 15.39% of Rail Vision’s outstanding share capital.

“After more than a year of evaluating a variety of advanced driver assistance systems (ADAS), Israel Railways chose Rail Vision’s Main Line System as the solution for its fleet, marking the first major commercial deployment of AI-based vision technology for main line rail industry operations,” commented Rail Vision CEO Shahar Hania. “Our Main Line System outperformed in all aspects of testing during the proof-of-concept program with Israel Railways. We believe this is a strong validation of our solution and bodes extremely well for other pilot programs underway, such as our long-term pilot in Australia with Rio Tinto, a leading global mining group, as well as other opportunities around the globe.”

“Using advanced, long-range AI detection systems, our game-changing technology provides unparalleled obstacle detection on and near tracks, making it an ideal solution for major rail operators like Israel Railways and a key driver behind strategic partnerships, such as our relationship with Knorr-Bremse, the global leader in braking systems for the rail industry that has invested $24 million into Rail Vision since our inception,” continued Hania.

Israel Railways operates approximately 700 trains daily, traveling along 1,138 kilometers of track, connecting major metropolitan areas in Israel, as well as cities, towns, and rural villages throughout the country.

“We currently have a few main line and switch yard pilot programs underway globally,” continued Hania. “The conversion of pilot programs into commercial contracts is expected to accelerate and drive sales growth momentum in the quarters ahead.”

About Rail Vision’s AI-based Main Line System

Rail Vision’s Main Line System is an AI-driven obstacle detection technology designed to revolutionize train safety. With its extended visual range of up to 1.2mi / 2km, Rail Vision’s Main Line System combines sensitive imaging sensors with AI and deep learning technologies to detect and classify obstacles on and near the tracks, such as humans, animals, vehicles, signals, and infrastructure components, quickly and accurately. The system then generates real-time visual and acoustic alerts for the train’s command-and-control center, helping to prevent collisions, reduce downtime and delays, increase safety, and improve traffic volume. Rail Vision’s advanced image processing capabilities also allow for image-based navigation, predictive maintenance, and GIS mapping.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that Rail Vision’s AI-based obstacle detection technology is ushering in a new era of train safety, its belief that the agreement with Israel Railways is a strong validation of its solution and bodes extremely well for other pilot programs underway, as well as other opportunities around the globe, and that it expects an acceleration of pilot programs into commercial contracts, which is expected to drive sales growth momentum in the quarters ahead. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654